UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month	June 2018
Commission File Number	0-27760

MIRANDA GOLD CORP.

15381 – 36th Avenue, Surrey, BC, Canada V3Z 0J5
(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F [X] Form 40 F [ ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:	Miranda Gold Corp. - Press Release dated June 21, 2018

DESCRIPTION:	MIRANDA’S NEW APPLICATIONS PROVIDE A REGIONAL-SCALE EXPLORATION PLAY BETWEEN CONTINENTAL GOLD’S BURITICÁ AND ANGLOGOLD ASHANTI’S NUEVO CHAQUIRO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIRANDA GOLD CORP.
(Registrant)

Date: June 21, 2018	By:	“Len Goldsmith”

Len Goldsmith, Chief Financial Officer & Corporate Secretary